02029897

RECD S.E.C.

APR 5 - 2002

EXECUTED COPY
080

PE
04/05/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 5, 2002

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

Registro Mercantil Provincia de Madrid, Hoja M-246786, Tomo 14.837, Libro 0, Folio 155, Sección 8ª. C.I.F.- A-82573759. Sede Social, Goya, 24, 28001 Madrid.

Telefónica Moviles, S.A. hereby proceeds to submit the following Notice of Corporate Action ("Hecho Relevante")

NOTICE OF CORPORATE ACTION

The General Ordinary Shareholders Meeting was validly held today on first call with the attendance either present or represented of shareholders owners of 3.986.371.184 shares, which represents 92'939902% of the company's share capital.

The Meeting approved all of the proposals that the Board of Directors submitted to its deliberation and decision. The resolutions relate to the agenda of the Meeting and shall be complemented with the documentation and mandatory proposals of the Board of Directors that, together with the agenda of the Meeting, were previously forwarded.

Hence, it is hereby requested that this written by admitted on this day April 4, 2002.

Antonio Hornedo Muguiro
General Counsel of Telefónica Móviles, S.A.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/ ______________________

Name: LUIS LADA

Title: CHAIRMAN & CEO

Date: April 5, 2002